Exhibit 11.0

Calculation of Earnings per Share*

	December 31,
	2004	2003	2002
Weighted Average Shares Outstanding	4,045	4,028	4,019
Common Stock Equivalents	97	63	27
Average Common Shares and Equivalents, Fully Diluted	4,141	4,091	4,046
Net Income ($000)	$2,173	$1,674	$1,227
Basic Earnings per Share	$0.54	$0.42	$0.31
Diluted Earnings per Share	$0.52	$0.41	$0.30

*	Adjusted to effect a four-for-three stock split in the form of a stock dividend paid on December 3, 2004.

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